VOLANT EXECUTION, LLC

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

**December 31, 2018
<u>AVAILABLE FOR PUBLIC INSPECTION</u>**







OATH OR AFFIRMATION

I, **John W. Edwards Jr.**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Volant Execution, LLC** as of **December 31, 2018** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

28 day of February , 2019

AVA LEILANI DEGORI NOTARY PUBLIC STATE OF NEW YORK NO. 01DE6291315 QUALIFIED IN QUEENS COUNTY

Notary Public expires 10/15/21

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A copy of the Exemption Report.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

	OMB APPROVAL
	OMB Number: **3235-0123**
	Expires: August 31, 2020
	Estimated average burden
	hours per response 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

   VOLANT EXECUTION, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   233 S. Wacker Dr, Suite 4040
   (No. and Street)

   Chicago   **Illinois**   **60606**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   John W Edwards Jr   **(646) 804-7930**
   (Name)   (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Ryan & Juraska LLP
   (Name – if individual, state last, first, middle name)

   141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   [x] Certified Public Accountant
   [ ] Public Accountant
   [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Volant Execution, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Volant Execution, LLC (the Company) as of December 31, 2018, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Volant Execution, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Volant Execution, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Volant Execution, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Volant Execution, LLC's auditor since 2018.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Volant Execution, LLC's financial statement. The supplemental information is the responsibility of Volant Execution, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2019

VOLANT EXECUTION, LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	2,157,568
Receivable from clearing organizations		520,955
Receivable from broker-dealers		515,716
Accounts receivable		989,860
Other assets		12,186
	$	4,196,285

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	681,027
Member's equity		3,515,258
	$	4,196,285

See accompanying notes.

VOLANT EXECUTION, LLC

Notes to Statement of Financial Condition

December 31, 2018
_____

1. **Organization**

    Volant Execution, LLC (the "Company"), was organized under the Illinois Limited Liability Company Act under its original name, Equitec Compass, LLC, on December 3, 2004 and was acquired by Volant Holding LLC, the sole member on October 31, 2017. The Company is in the business of Clearing Member Transfer Agreements, which allows for the Company's customers to execute options transactions using the Company as the clearing member, upon which the Company transfers those positions to the customer's clearing member that holds its positions, facilities management, order routing, and executing brokerage and options transactions on the below-listed exchanges. Volant Holding, LLC is the Company's sole member.

    The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a member of the following exchanges: BOX Options Exchange (BOX), Bats BZX Exchange, Bats EDGX Exchange, C2 Options Exchange, Chicago Board Options Exchange (CBOE), MIAX PEARL, Miami International Securities Exchange (MIAX), NYSE American (AMEX), NYSE Arca (ARCA), Nasdaq BX, Nasdaq NQX, Nasdaq GEMX, Nasdaq ISE, Nasdaq MRX, and Nasdaq PHLX, as well as a member of the Options Clearing Corp. (OCC).

2. **Summary of Significant Accounting Policies**

    Use of Estimates
    The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Income Taxes
    No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax return of the sole member.

    In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2015. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2018.

    Cash
    The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2018, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts.

    Fixed Assets
    During 2018, the Company fully depreciated its fixed assets consisting of computer equipment and software over their estimated useful lives using the 200% double declining method.

VOLANT EXECUTION, LLC

Notes to Statement of Financial Condition, Continued

December 31, 2018

_____

2. **Summary of Significant Accounting Policies, continued**

   Accounts Receivable
   The Company extends credit to its customers and generally requires no collateral. As such, the Company is susceptible to credit risk from customers. Management reviews aged receivables on a regular basis, and maintains prudent credit and collection policies to minimize risk.

   Accounts receivable are stated at the amounts the Company expects to collect. The Company maintains an allowance for doubtful accounts to recognize estimated losses resulting from the inability of its customers to make required payments. Management considers a variety of factors when determining the collectability of specific customer accounts, such as credit-worthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2018, there was no balance in the allowance for doubtful accounts. For the year ended December 31, 2018, the Company estimated that it had no uncollectible accounts receivable to be charged to bad debt expense.

   Revenue Recognition
   Commission revenue and related expenses on options transactions are recorded as earned on an accrual basis.   The Company recognizes revenue in conformance with the Financial Accounting Standards Board of Accounting Codification Topic 606 ("ASC 606").   ASC 606 requires business entities to record revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the customer expects entitlement in exchange for those goods or services. ASC 606 became effective for the Company for the fiscal years beginning after December 15, 2017. Management believes the impact of ASC 606 had no material effect on its statement of operations.

   Receivable from Clearing Organization
   At December 31, 2018, $520,955 in cash was pledged to the Options Clearing Corporation. The Company may be required to pledge additional funds in the future to satisfy the Options Clearing Corporation's collateral requirements.

   Reclassifications
   For the statement of cash flows, certain prior year balances have been reclassified to conform to the current year presentations.

3. **Receivable from Broker Dealer**

   The balance due from/to clearing broker generally includes net receivables and payables for settled trades, cash and margin balances held at the clearing broker. The Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts due from/to the clearing broker at December 31, 2018 consisted of cash/margin accounts totaling a net receivable balance of $515,716.

_____

4. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

At December 31, 2018, the Company had net capital and net capital requirements of $3,318,040 and $100,000, respectively.

5. **Concentration of Credit Risk**

The Company does not proprietarily trade securities for its own accounts; however, if in the course of executing customer transactions an error is made, it is cleared through ABN Amro Clearing Corp., the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. **Guarantees**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote

7. **Fair Value of Financial Instruments**

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information may be available. For other assets and liabilities, observable market transactions and market information may not be available. However, the objective of a fair value measurement is in both cases the same – to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

7.   **Fair Value of Financial Instruments, continued**

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2018 the Company held no Level 1, Level 2 or Level 3 investments.

8.   **Related Party Transactions**

The Company has a facilities services agreement with Volant Holding, LLC, its sole member, under which the member provides support personnel, information technology support, office space, utilities, supplies, data content, data lines, exchange feeds, equipment, software, insurance and administrative services.

The Company has a $3,500,000 revolving loan agreement with Volant Holding, LLC. Notes drawn under the loan agreement are payable on demand, with interest due from time to time at the prime rate plus .5%. At December 31, 2018, the loan balance was zero.

9.   **Subsequent Events**

The Company's management has evaluated events and transactions through February 26, 2019, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

VOLANT EXECUTION, LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2018

Computation of net capital

Total member's equity			$	3,515,258
Deductions and/or charges:				
Nonallowable assets:				
Aged receivables	$	185,032		
Other assets		12,186		(197,218)
Net capital			$	3,318,040

Computation of basic capital requirement

Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement	$	3,218,040

Computation of aggregate indebtedness

Aggregate indebtedness	$	681,027
Ratio of aggregate indebtedness to net capital	%	20.52

There are no material differences between the above computation and the Company's corresponding amended unaudited Form FOCUS Part II filing as of December 31, 2018.

VOLANT EXECUTION, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2018

The Company did not handle any customer cash or securities during the period ended December 31, 2018 and does not have any customer accounts.

VOLANT EXECUTION, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2018

The Company did not handle any customer cash or securities during the period ended December 31, 2018 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Volant Execution, LLC

We have reviewed management's statements, included in the accompanying Volant Execution, LLC Exemption Report, in which (1) Volant Execution, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2019

Volant Execution, LLC Exemption Report

Volant Execution, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(1) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

_____

Volant Execution, LLC

I, _John W Edwards Jr_ , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Chief Financial Officer

February 26, 2019